Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1              Name and Address of Company

The Valens Company Inc. (“Valens” or the “Company”)

96 Spadina Avenue, Suite 400

Toronto, Ontario M5V 2J6

Item 2              Date of Material Change

April 5, 2022

Item 3              News Release

A press release describing the material change was disseminated by Valens on April 5, 2022 through Cision and can be found on SEDAR at www.sedar.com.

Item 4              Summary of Material Change

The Company announced that it has closed its previously announced bought deal public offering (the “Offering”). The Offering consisted of an aggregate of 12,205,186 units of the Company (“Units”) at a price of C$2.65 per Unit for aggregate gross proceeds to the Company of approximately C$32.3 million, which includes the exercise of the over-allotment option granted to the underwriters for 1,591,979 Units, before deducting the underwriters' fees and estimated offering expenses.

Item 5              Full Description of Material Change

5.1            Full Description of Material Change

The Company announced that it has closed the Offering. The Offering consisted of an aggregate of 12,205,186 Units at a price of C$2.65 per Unit for aggregate gross proceeds to the Company of approximately C$32.3 million, which includes the exercise of the over-allotment option granted to the underwriters for 1,591,979 Units, before deducting the underwriters' fees and estimated offering expenses.

Each Unit is comprised of one common share in the capital of the Company (a “Common Share”) and one-half of a Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant is exercisable to acquire one additional Common Share (a “Warrant Share”) for a period of 48 months following the closing date of the Offering at an exercise price of C$3.20 per Warrant Share, subject to adjustment in certain events.

Stifel Nicolaus Canada Inc. and A.G.P./Alliance Global Partners acted as co-lead underwriters for the Offering, on behalf of a syndicate of underwriters including ATB Capital Markets Inc., Haywood Securities Inc., M Partners Inc., and Raymond James Ltd.

The Offering was conducted in the United States and in each of the provinces of Canada, other than Québec, pursuant to a prospectus supplement (the “Prospectus Supplement”) to the Company’s final base shelf prospectus dated January 28, 2021, as amended by the amended and restated final base shelf prospectus dated March 28, 2022 (the “Amended and Restated Final Prospectus” and together with the Prospectus Supplement, the “Prospectus”). The Prospectus Supplement was also filed with the U.S. Securities and Exchange Commission as part of the Company’s effective registration statement on Form F-10 previously filed under the U.S./Canada multi-jurisdictional disclosure system.

The Company intends to use the net proceeds from the Offering to continue to pursue strategic growth initiatives in North America, provide funding for working capital and for general corporate purposes.

Copies of the Prospectus may be obtained on SEDAR at www.sedar.com. The Prospectus contains important detailed information about the Company and the Offering. Prospective investors should read the Prospectus and the other documents the Company has filed on SEDAR at www.sedar.com before making an investment decision.

5.2            Disclosure for Restructuring Transactions

Not applicable.

Item 6      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7      Omitted Information

Not applicable.

Item 8      Executive Officer

Jeff Fallows, President

(647) 956-8254 or ir@thevalenscompany.com

Item 9      Date of Report

April 8, 2022